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                      SECURITIES AND EXCHANGE COMMISSION,
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                               ----------------

                     Solicitation/Recommendation Statement
                             Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                              Balance Bar Company
                           (Name of Subject Company)

                              Balance Bar Company
                       (Name of Persons Filing Statement)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   057623100
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 James A. Wolfe
                     President and Chief Executive Officer
                              Balance Bar Company
                                1015 Mark Avenue
                         Carpinteria, California 93013
                                 (805) 566-0234

                          (Name, address and telephone
                         number of person authorized to
                     receive notices and communications on
                    behalf of the persons filing statement)

                                with a copy to:

                                 Kent V. Graham
                             O'Melveny & Myers LLP
                      1999 Avenue of the Stars, Suite 700
                         Los Angeles, California 90067
                                 (310) 553-6700

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

[LOGO OF BALANCE BAR COMPANY]
                                                   1015 Mark Avenue
                                                   Carpinteria, California 93013
                                                   805-566-0234

                                                                January 28, 2000

To Our Stockholders:

   I am pleased to inform you that Balance Bar Company (the "Company") has entered into an Agreement and Plan of Merger dated as of January 21, 2000 (the "Merger Agreement") providing for the acquisition of the Company by BB Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Kraft Foods, Inc., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of Philip Morris Companies Inc., a Virginia corporation. Pursuant to the Merger Agreement, Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock at a cash price of $19.40 per share. Following consummation of the Offer and subject to certain conditions, Purchaser will merge with and into the Company (the "Merger"). In the Merger, each share of the Company's Common Stock not acquired in the Offer will be converted into the right to receive $19.40 in cash. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on February 25, 2000.

   Your Board of Directors has unanimously approved the Offer and the Merger and has determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company, and unanimously recommends that stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

   In separate agreements, I, Thomas R. Davidson and Richard G. Lamb have agreed with Parent to tender our shares of Common Stock, representing, in the aggregate, approximately 54% of the outstanding shares of Common Stock (approximately 51% of the shares of Common Stock on a fully diluted basis), into the Offer and otherwise to support the Merger.

   Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares, are enclosed with this letter. These documents set forth in detail the terms and conditions of the Offer and the Merger and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

   Attached to this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Recommendation") filed with the Securities and Exchange Commission, which includes information regarding the factors considered by your Board of Directors in its deliberations, and certain other information regarding the Offer and the Merger. Included as Annex A to the Recommendation is a copy of the written opinion, dated January 21, 2000, of Salomon Smith Barney Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the $19.40 per share cash consideration to be received in the Offer and the Merger by holders of shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. You are urged to read such opinion carefully in its entirety.

   On behalf of the Board of Directors, I thank you for your continued support.


                                          /s/ James A. Wolfe

                                          James A. Wolfe
                                          President and Chief Executive Officer

Item 1. Subject Company Information

   The name of the subject company is Balance Bar Company, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1015 Mark Avenue, Carpinteria, California 93013. The telephone number of the principal executive offices of the Company is (805) 566-0234. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"). As of January 21, 2000, there were 12,646,276 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person

   (a) The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

   (b) This Statement relates to the tender offer by BB Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Kraft Foods, Inc., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of Philip Morris Companies Inc., a Virginia corporation ("Philip Morris"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated January 28, 2000 and filed with the Securities and Exchange Commission (the "Commission"), to purchase all outstanding shares of Common Stock at a price of $19.40 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the Schedule TO.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 21, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after consummation of the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation").

   According to the Schedule TO, the address of the principal executive offices of Purchaser is Three Lakes Drive, Northfield, IL 60093, the address of the principal executive offices of Parent is Three Lakes Drive, Northfield, IL 60093 and the address of the principal executive offices of Philip Morris is 120 Park Avenue, New York, New York 10017. All information contained in this Statement or incorporated herein by reference concerning Purchaser, Parent, Philip Morris or their affiliates, or actions or events with respect to any of them, was provided by Purchaser, Parent or Philip Morris, respectively, and the Company assumes no responsibility therefor.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Conflicts of Interest

   Certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and
(1) the Company's executive officers, directors or affiliates, or (2) Parent, Purchaser, Philip Morris or their respective executive officers, directors or affiliates are described below. See also "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" in the Offer to Purchase for a description of certain such contracts, agreements, arrangements, understandings or conflicts of interest. For a description of the background of the transaction and recent contacts among Parent, Purchaser and the Company, see Item 4 below.

The Merger Agreement

   The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary should be read in its entirety for a description of the terms and provisions of the Merger Agreement. In addition, some of the information set forth below summarizes certain portions of the

Merger Agreement which relate to arrangements between the Company, Parent and/or the Company's executive officers and directors. The summary of the Merger Agreement contained in the Offer to Purchase and the summary set forth below are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Stock Options

   The Merger Agreement provides that as of the effective time of the Merger, all outstanding options to purchase shares of Common Stock, whether or not then exercisable or vested, and all warrants, calls, and other rights to acquire shares of Common Stock, including securities convertible into or exchangeable for shares of Common Stock (collectively, "Equity Derivatives"), will be canceled, redeemed or repurchased by the Company, and each holder of Equity Derivatives will receive the aggregate consideration that such holder would have received pursuant to the Offer if the holder had tendered the shares underlying such Equity Derivatives, less the aggregate exercise or purchase price of such underlying shares (subject to any applicable withholding tax).

   As of January 27, 2000, directors and executive officers of the Company held, in the aggregate, 884,042 options to purchase Common Stock (including unvested options that will be accelerated at the effective time of the Merger pursuant to the terms of (i) the Merger Agreement, and (ii) (A) the Company's 1993 Stock Incentive Plan filed as Exhibit 10 hereto and the Form of Employee Option Agreement thereunder filed as Exhibit 13 hereto, (B) the Company's 1997 Stock Incentive Plan filed as Exhibit 11 hereto and the Form of Employee Option Agreement thereunder filed as Exhibit 14 hereto, (C) the Company's 1998 Performance Award Plan filed as Exhibit 12 hereto and the Form of Employee Option Agreement thereunder filed as Exhibit 15 hereto and the Form of Nonqualified Stock Option Agreement thereunder filed as Exhibit 16 hereto, and
(D) Nonstatutory Stock Option Agreements in the form filed as Exhibit 19 hereto, each of which is incorporated herein by reference (collectively, the "Stock Option Plans")), including 240,000 options held by Thomas J. Flahie, the Company's Chief Financial Officer ("Mr. Flahie"), 127,154 options held by
James A. Wolfe, the Company's President and Chief Executive Officer ("Mr. Wolfe"), 45,288 options held by Richard G. Lamb, the Company's Executive Vice President and Secretary ("Mr. Lamb") and 21,000 options held by Thomas R. Davidson, the Company's Chairman of the Board ("Mr. Davidson").

Indemnification and Insurance

   Pursuant to the Merger Agreement, Parent has agreed that after the effective time of the Merger, the Surviving Corporation will indemnify and hold harmless each present and former director or officer of the Company from liabilities for acts or omissions occurring at or prior to the effective time of the merger to the fullest extent required under applicable law and the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. In addition, the Merger Agreement provides that for six years after the effective time of the Merger, the Surviving Corporation will provide directors' and officers' liability insurance covering acts or omissions occurring prior to the effective time of the Merger with respect to those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms with respect to coverage and amounts no less favorable than those of such policy in effect as of the date of the Merger Agreement, provided that in satisfying this obligation the Surviving Corporation will not be obligated to pay more than 200% of the current annual premiums.

   Pursuant to the power granted to the Company under its Amended and Restated Bylaws, the Company is a party to an indemnification agreement with each of its directors and executive officers, which provides that the indemnitee will be entitled to receive indemnification, including advancement of expenses, to the full extent permitted by applicable law and the Company's Amended and Restated Certificate of Incorporation for all expenses, judgments, fines, and penalties actually and reasonably incurred by the indemnitee in connection with the defense or settlement of any action brought against, threatened to be made against, or otherwise involving, the indemnitee by reason of the indemnitee's capacity as a director or executive officer of the Company.

   The foregoing summary is qualified in its entirety by the provisions of the form of indemnification agreement filed as Exhibit 17 hereto, which is incorporated herein by reference.

Employment Arrangements

   Parent and each of Mr. Flahie, Mr. Lamb, Mr. Wolfe and Mr. Davidson have discussed certain proposed employment, severance, consulting and non-competition arrangements, and have entered into an Organizational Transition Plan (the "Organizational Transition Plan") providing for the same. The proposed arrangement with Mr. Flahie contemplates his continued employment with the Company until at least the end of 2000, a base salary increase effective January 1, 2000 in an amount consistent with the percentage base salary increase previously granted to all other full-time employees of the Company, a six month severance benefit, a consulting agreement for the period from January 1, 2001 through December 31, 2002 providing for the payment of $1,000 per day plus per diem expenses at a minimum of ten days per year, participation in the Company's performance incentive plan for 2000, and a three year non-competition covenant. The proposed arrangement with Mr. Lamb contemplates his continued employment with the Company until at least October 1, 2000, a base salary increase effective January 1, 2000 in an amount consistent with the percentage base salary increase previously granted to all other full-time employees of the Company, a consulting agreement for the period from October 1, 2000 through December 31, 2002 providing for the payment of $1,000 per day plus per diem expenses at a minimum of three days per year in 2000 and a minimum of ten days per year in 2001 and 2002, participation in the Company's performance incentive plan for 2000, and a three year non-competition covenant. The proposed arrangement with Mr. Wolfe contemplates his continued employment with the Company until at least the end of 2000, a base salary increase effective January 1, 2000 in an amount consistent with the percentage base salary increase previously granted to all other full-time employees of the Company, a six month severance benefit, a consulting agreement for the period from January 1, 2001 through December 31, 2002 providing for the payment of $1,000 per day plus per diem expenses at a minimum of 10 days per year, participation in the Company's performance incentive plan for 2000, and a three-year non-competition covenant. The proposed arrangement with Mr. Davidson contemplates a three year non-competition covenant on the part of Mr. Davidson.

   The Organizational Transition Plan also includes certain proposed employment, severance, and non-competition arrangements for ten to twelve as yet unspecified other senior-level employees of the Company. The proposed arrangements with such employees contemplate their continued employment with the Company until at least July 1, 2000, but no later than October 1, 2000, a six month severance benefit and a one-year non-competition covenant.

   The foregoing summaries are qualified in their entirety by the provisions of the Organizational Transition Plan filed as Exhibit 18 hereto, which is incorporated herein by reference.

The Support Agreements

   On January 21, 2000, Parent entered into Support Agreements (the "Support Agreements") with each of Messrs. Davidson, Lamb and Wolfe, and any entities controlled by Messrs. Davidson, Lamb and Wolfe (collectively, the "Principal Stockholders"), with respect to the 6,999,718 shares of Common Stock and options to purchase Common Stock owned by the Principal Stockholders, representing, in the aggregate, approximately 54% of the outstanding shares of Common Stock (approximately 51% of the shares of Common Stock on a fully diluted basis) (the "Tender Shares"). Pursuant to the Support Agreements, the Principal Stockholders agreed to tender and not withdraw their shares (or cause the record owner of such shares to validly tender), pursuant to and in accordance with the terms of the Offer, as soon as practicable after commencement of the Offer but in no event later than five business days after the date of commencement of the Offer. The Principal Stockholders further agreed that, until the Expiration Date (as defined below), at any meeting of the stockholders of the Company (or in any written consent in lieu thereof), they shall each: (1) vote the Tender Shares in favor of the Merger; (2) vote the Tender Shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (3) vote the Tender Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer.

   The term "Expiration Date" means the first to occur of: (1) the effective time of the Merger; (2) termination or withdrawal of the Offer by Parent or Purchaser; and (3) written notice of termination of the Support Agreement by Parent to the Seller.

   In furtherance of such commitments, the Principal Stockholders also granted to Parent an irrevocable proxy to vote all Tender Shares with respect to all matters on which the Tender Shares are entitled to vote at all times from the execution of the Support Agreement through the Expiration Date. Each Principal Stockholder also agreed that, except as contemplated by the Support Agreement, he will not: (1) transfer or consent to any transfer of, any or all of the Tender Shares or any interest therein; (2) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Tender Shares or any interest therein; (3) grant any proxy, power-of-attorney or other authorization in or with respect to the Tender Shares;
(4) deposit the Tender Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Tender Shares; or (5) take any other action that would in any way restrict, limit or interfere with the performance of the Principal Stockholder's obligations under the Support Agreement or the transactions contemplated thereby or by the Merger Agreement or which would make any representation or warranty of the Principal Stockholder under the Support Agreement untrue or incorrect; provided that the Principal Stockholder may transfer the Tender Shares to one or more affiliates or one or more members of the Principal Stockholder's immediate family, or a trust, the sole beneficiaries of which are members of the Principal Stockholder's immediate family, if any such transferee agrees in writing (in form and substance reasonably satisfactory to Parent) to be bound by the terms of the Support Agreement.

   Each Principal Stockholder also agreed that during the term of the Support Agreement, he will comply with the non-solicitation provisions of Sections 6.6(a)-(c) and 6.6.1 of the Merger Agreement as though such provisions by their terms applied to the Principal Stockholder and his affiliates and advisors. Each Principal Stockholder also waived any rights of appraisal or rights to dissent from the Merger that he may have. The Support Agreements also contained customary representations and warranties of the Principal Stockholder including representations relating to title and ownership of the Tender Shares, power to enter into the Support Agreement and noncontravention.

   The foregoing summary is qualified in its entirety by reference to the form of the Support Agreements filed as Exhibit 4 hereto, which is incorporated herein by reference.

Confidentiality Agreement

   On November 2, 1999, Parent and the Company entered into a Confidentiality Agreement (the "Confidentiality Agreement"). The Confidentiality Agreement provides that for three years following the date of the Confidentiality Agreement, Parent will keep confidential all information concerning the Company, subject to certain exceptions, and will use the confidential information for no purpose other than evaluating a possible transaction with the Company. The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 5 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

   (a) Recommendation

   THE BOARD OF DIRECTORS OF THE COMPANY, AT A SPECIAL MEETING HELD ON JANUARY 20, 2000, UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, AND RECOMMENDED ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE COMPANY'S STOCKHOLDERS.

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   A letter to stockholders communicating the Board of Directors'
recommendation is filed as Exhibit 6 and is incorporated herein by reference.

   (b) Background; Reasons for the Board's Recommendation

  Background of the Offer

   As part of its expanding business activities since its initial public offering in June 1998, the Company has either approached, or been approached by, numerous companies that might have an interest in a business relationship such as a joint venture, licensing agreement, distribution arrangement, or otherwise. In some cases interest in a possible acquisition of or investment in the Company was indicated but, except as noted below, none of those discussions proceeded beyond the preliminary stage. Until the developments described below, these matters had been monitored by the corporate development subcommittee of the Company's Board of Directors (the "Board"), which gave regular reports to the Board on these matters.

   In September 1999, two of the Company's senior officers visited a number of major food companies in Europe, including Parent's European division, with respect to possible strategic business transactions, including possible foreign distribution of the Company's products. One of these companies indicated that it was not interested in that kind of an arrangement, but might be interested in acquiring the Company as a whole. This topic was discussed by the Company's senior officers, including the Principal Stockholders who own, in the aggregate, approximately 54% of the outstanding shares of Common Stock (approximately 51% of the shares of Common Stock on a fully diluted basis) and who have signed the Support Agreements. Although the Company and the Principal Stockholders had not at the time decided to take any formal steps with respect to seeking a sale of the Company, they indicated a willingness to discuss the possibility of such a transaction with this European company. During September and October 1999, the Company's senior officers, including the Principal Stockholders, met with various officers, employees and other representatives of this European company and provided various information about the Company. Also in early October 1999, a senior officer of Parent called Mr. Wolfe to express Parent's interest in exploring a business relationship with the Company.

   On October 22, 1999, a special meeting of the Board was held for the purpose of informing the directors about the discussions with the European company and other parties and determining an appropriate course of action. This meeting was also attended by members of the Company's management and the Company's regular legal counsel, O'Melveny & Myers LLP ("O'Melveny & Myers"). At this meeting, management reviewed with the Board the history and content of the discussions with the European company and the interest other companies had expressed in having a business relationship with the Company. The Board discussed various strategic alternatives available to the Company, including continuing on the Company's present course as a stand-alone company, increasing the Company's emphasis on strategic alliances or joint ventures, and exploring the possible sale of the Company. The Board discussed the competitive environment in the Company's industry, and the strategic and competitive challenges and opportunities that these various alternatives might present. The Board expressed concern that even if the Company were successful in executing its business plans, there was a risk that the value of its common stock might not be reflected in higher trading prices for its stock. The Board also discussed recent acquisition activity in the food business, noting that several acquisitions had been consummated at attractive valuations.

   At this meeting, the Board determined that it should explore the possibility of a sale of the Company. The Principal Stockholders concurred in that decision. The Board then discussed the appropriate process to follow in exploring a possible sale, and O'Melveny & Myers advised the Board as to its duties and responsibilities in that regard. The Board discussed the possible different approaches that might be followed, including pursuing discussions only with the European company that continued to express interest in the Company, broadening the discussions to other parties, and retaining a financial advisor to assist the Company with these matters. The Board concluded that it would be desirable to retain a financial advisor and decided to

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schedule a meeting once a financial advisor was selected to discuss further an appropriate process to be undertaken by the Company. Two possible candidates were discussed, both of which were familiar with the Company and its industry. A working group of the Board was authorized to hold discussions with both firms and to recommend a candidate to the Board. Following this meeting, the two firms were interviewed. Salomon Smith Barney Inc. ("Salomon Smith Barney") was selected, subject to Board approval, as the Company's financial advisor.

   On October 28, 1999, representatives of the Company and Parent met at the Company's headquarters in Carpinteria, California, to discuss their respective businesses.

   On October 30, 1999, the Board held a special meeting, which also was attended by the Company's senior officers. The Board discussed the process of selecting a financial advisor and the capabilities of the two firms considered, and ratified the retention of Salomon Smith Barney. Salomon Smith Barney joined the meeting, and the Board discussed with senior officers and Salomon Smith Barney the process for soliciting third party indications of interest and the financial benchmarks that might be relevant in evaluating a sale of the Company. After discussion, the Board concluded that it would be desirable to authorize Salomon Smith Barney to contact an approved list of companies that might be interested in acquiring the Company. Interested parties would be required to sign a confidentiality agreement and then would be provided with information about the Company, including non-public information.

   On November 6, 1999, a special meeting of the Board was held, attended by the Company's senior officers and the Company's legal and financial advisors. At this meeting, the Board received an update on the process and was informed that twenty-five parties, including Parent, had been contacted by this time, of which twenty-one parties had indicated interest in receiving information about the Company.

   By early November 1999, most of the parties that had indicated interest in receiving information about the Company, including the Parent, had executed confidentiality agreements and received a preliminary confidential information package containing an overview of the Company. These companies were asked to submit written preliminary indications of interest by November 17, 1999.

   The Board held a special meeting on November 18, 1999, attended by the Company's senior officers and the Company's legal and financial advisors, to receive an update on the process. At this meeting, the Board was informed that by this time seven parties, including Parent, had submitted preliminary indications of interest and that the European company had submitted a revised indication of interest. The Board also was informed that two additional parties had indicated that they would be submitting indications of interests in the near future. In all cases, the preliminary indications of interest were conditional on extensive additional due diligence to enable the parties to determine, among other things, the possible synergistic benefits that might be available in a combination with the Company. After discussion of the preliminary indications of interest received, the Company decided to invite into the second round of the bidding process seven parties that had indicated a willingness to increase their preliminary valuations subject to the results of their due diligence investigations. The Board instructed Salomon Smith Barney to inform the interested parties as to the factors that would be of particular importance to the Board with respect to final proposals, including the valuation of the Company and the timeliness and certainty of consummation of a transaction. Over the ensuing week, these parties met with the Company's senior officers and received additional Company data.

   The Board held a special meeting on November 23, 1999, attended by the Company's senior officers and the Company's legal and financial advisors, to receive an update on the process. Because of the impending holidays, the Board decided to request final bids in early January 2000 and authorized Salomon Smith Barney to continue discussions with the interested parties.

   In early December 1999, a letter detailing the procedures that were to be followed in submitting final bids together with a draft merger agreement that had been prepared by O'Melveny & Myers were distributed to the interested parties, specifying January 12, 2000 as the date for the submission of final bids. Over the ensuing weeks, additional due diligence information was supplied to the interested parties.

   At special meetings of the Board held on January 3, 2000 and January 10, 2000, attended by the Company's senior officers and the Company's legal and financial advisors, the Board received updates on the status of the process, including reports as to the issues that had been raised by interested parties during the course of their due diligence. At the January 10, 2000 meeting, Salomon Smith Barney also reviewed with the Board various valuation methodologies that would be utilized in connection with its financial analysis of offers. Salomon Smith Barney informed the Board that despite a number of other competing transactions in the acquisition market, the Company continued to be viewed by a number of bidders as an attractive acquisition candidate.

   Commencing on January 12, 2000, the Company received final proposals from six bidders, including Parent and the European company.

   The Board held a special meeting on January 14, 2000, attended by the Company's senior officers and legal and financial advisors, to review the bids received. The Board determined to focus primarily on two bidders, including Parent, based on the valuations indicated in their proposals. Parent had submitted a proposal that stated that it was prepared to make a cash tender offer for all outstanding shares at $18.95 per share of Common Stock, subject to expeditious completion of specified items of due diligence, confirmation of mutually acceptable employment terms and conditions with certain of the Company's senior officers, execution of the Support Agreements, and other customary conditions. The second bidder had proposed a cash bid in the range of $250-$280 million (equivalent to approximately $18.07 to $20.24 per share of Common Stock on a fully diluted basis), and noted that to refine its valuation it would need to conduct additional financial and business due diligence.

   The Board discussed the relative merits of the two bids, noting that the high end of the price range indicated by the second bidder was higher than Parent's bid, but that pursuing a transaction with the second bidder presented a risk of losing a potential transaction with Parent. The Board considered Parent's proposal to be attractive from the perspective of its valuation, certainty of consummation, and limited additional due diligence requirements. In this regard, the Board noted that the second bidder required substantially more due diligence than Parent, both in scope and duration. The Board also discussed with the Company's legal and financial advisors the marked comments to the draft merger agreement that accompanied Parent's bid. In light of the length of time the sale process had taken to date and the risks of further delay, the Board believed that it was in the best interests of the Company and its stockholders to complete the process. The Board decided to proceed promptly with Parent if the financial terms of its proposal could be improved, and if Parent were willing to move expeditiously with remaining due diligence and contract negotiations. The Board instructed the Company's legal and financial advisors to pursue discussions with Parent, but to continue discussions with other interested parties if negotiations with Parent faltered. Each Principal Stockholder indicated support for these decisions.

   Over the course of the next several days, as instructed by the Board, Salomon Smith Barney held discussions with Parent and its financial advisor about its offer. On January 14, 2000, Parent's financial advisor indicated that Parent was willing to increase its purchase price to $19.45 per share of Common Stock, subject to its understanding that the Company would have a certain projected level of cash at the time of the closing of the Merger, and that Parent would, before commencing negotiations, receive assurances that the Principal Stockholders would sign the Support Agreements substantially in the form described under Item 3 above and that appropriate employment arrangements with senior officers could be negotiated. Following receipt of such assurances from the Company, O'Melveny & Myers then forwarded to Parent's counsel revised drafts of the Merger Agreement and related documents.

   From January 15, 2000 to January 20, 2000, Parent finalized its due diligence review. Concurrently with this review, the Company, the Principal Stockholders, Parent, and their respective legal and financial advisors negotiated the final terms of the Merger Agreement, the Support Agreements, and related documents. Concurrently, Parent and certain of the Company's senior officers held discussions with respect to the Organizational Transition Plan described under Item 3 above.

   In the afternoon of January 19, 2000, the Board held a special meeting to receive an update on the status of the discussions and negotiations with Parent. At that meeting, Salomon Smith Barney reviewed with the Board its financial analysis of Parent's offer, and O'Melveny & Myers reported on the status of the discussions with respect to the Merger Agreement and related documents (copies of which had been forwarded to the directors prior to the meeting). The Board instructed its advisors to attempt to resolve any remaining issues with Parent promptly and authorized Salomon Smith Barney to continue informal discussions with the second bidder.

   On January 20, 2000, all due diligence issues were addressed in a manner acceptable to Parent and Parent indicated that it was prepared to enter into the Merger Agreement as it had been negotiated by the parties and their counsel. In the evening of January 20, 2000, the Board held a special meeting to receive an update on the status of the discussions and negotiations. O'Melveny & Myers indicated that it believed that the terms of the Merger Agreement and the related documents were satisfactory from a legal point of view and consistent with the directors' duties. Each of the Principal Stockholders indicated that he was prepared to sign a Support Agreement. Mr. Flahie reported that Parent had insisted on a reduction of $.05 per share in the proposed price to be paid per share, to reflect cash expenditures to be made by the Company prior to the closing of the Merger. Salomon Smith Barney indicated that there had been no material change in its overall conclusions with respect to its financial analysis as reviewed with the Board at its meeting on January 19, 2000, and rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated January 21, 2000, the date of execution of the Merger Agreement) as to the fairness, from a financial point of view, to the holders of shares of Common Stock (other than Parent and its affiliates) of the $19.40 per share cash consideration to be received in the Offer and the Merger.

   After discussions, the Board unanimously voted to approve the Merger Agreement and the related documents and transactions, for the reasons described below. The Merger Agreement, the Support Agreements, and the Organizational Transition Plan were signed and delivered, and the parties issued a press release announcing the transaction on the morning of January 21, 2000.

  Reasons for the Board's Recommendation

   The Board has unanimously approved the Merger Agreement and the Offer, and recommends that stockholders tender their shares of Common Stock in the Offer. In reaching this determination, the Board consulted with the Company's senior officers and legal and financial advisors, and considered the following important factors that supported the Board's recommendations:

  . The Board's knowledge of the Company's business and earnings prospects, its needs for funds to achieve future plans, near term and long term business risks, historical stock prices, management succession issues, the competitive business environment in which the Company operates, and business and valuation trends in the Company's industry.

  . Developments in the Company's industry, including the entry of large food companies into the business either through the launch of new products or the acquisition of competitors of the Company. In addition, the Board considered the senior officers' view that the nutrition bar business is likely to require substantially increased capital and resources for advertising, marketing, and product development, which could pose a significant strategic and competitive challenge to the Company.

  . The extensive sale process undertaken before the signing of the Merger Agreement, as described under "Background of the Offer."

  . The per share price of $19.40 to be paid in the Offer and the Merger, which represents a premium of approximately 37% over the per share closing price of $14.125 on January 20, 2000, the last trading day before the date of the execution of the Merger Agreement, and approximately 204% over the closing price of $6.375 on October 22, 1999, the date when the Board initiated the sale process described under "Background of the Offer."

  . The opinion of Salomon Smith Barney dated January 21, 2000 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $19.40 per share cash consideration to be received in the Offer and the Merger by holders of shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of Salomon Smith Barney's written opinion dated January 21, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Annex A and is incorporated herein by reference. Salomon Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the $19.40 per share cash consideration to be received in the Offer and the Merger by holders of shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger. Holders of shares are urged to read such opinion carefully in its entirety.

  . The Board's belief that Parent is a highly attractive, interested acquirer of the Company, with the ability to complete the Offer and the Merger promptly without a financing contingency.

  . The terms and conditions of the Merger Agreement and the Support Agreements, including the limitations they pose on the Company's ability to seek alternative transactions with other parties.

  . The fact that the Principal Stockholders were in favor of the transactions and willing to sign the Support Agreements.

  . Possible alternatives to the Offer, including continuing to operate as an independent public company, increasing the Company's emphasis on strategic alliances or joint ventures, or continuing to seek a sale of the Company to another party, and the effect, benefits and risks, short term and long term, of such alternatives on the value of the Common Stock.

   The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but summarizes the material factors considered by the Board. The Board did not quantify or attach any particular weight to the various factors, or determine that any particular factors were of primary importance. Rather, the Board made its determination that the Merger Agreement and the Offer are fair to, and in the best interests of, the Company and its stockholders based on the totality of the information presented to and considered by the Board. Individual members of the Board may have given different weight to these different factors.

   (c) Intent to Tender

   Pursuant to the Support Agreements described in Item 3 above, the Principal Stockholders have agreed to (i) tender all shares of Common Stock covered thereby into the Offer, (ii) vote such shares in favor of the Merger, (iii) vote such shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and (iv) vote such shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. The shares that are the subject of the Support Agreement represent, in the aggregate, approximately 54% of the outstanding shares of Common Stock (approximately 51% of the shares of Common Stock on a fully diluted basis). See "The Support Agreements" under
Item 3 above.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

   The Company has retained Salomon Smith Barney to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Company has agreed to pay Salomon Smith Barney an aggregate financial advisory fee equal to 0.94% of the total consideration, including liabilities assumed, payable in the Offer and the Merger. The Company also has agreed to reimburse Salomon Smith Barney for reasonable travel and other out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Salomon Smith Barney and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. In the ordinary course of business, Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may actively trade or hold the securities of the Company and affiliates of Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

   Neither the Company nor any person acting on its behalf has employed or retained or will compensate any other person to make solicitations or recommendations to stockholders on behalf of the Company with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

   (a) Other than the Support Agreements, no transactions in the shares of Common Stock have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except as follows:

   On December 22, 1999, Mr. Lamb gifted 5,454 shares of Common Stock to his children. On January 3, 1999, Mr. Wolfe gifted 2,900 shares of Common Stock to his children. On January 3, 2000, Mr. Lamb acquired 580,000 shares of Common Stock and Mr. Wolfe acquired 234,444 shares of Common Stock, in each instance pursuant to exercise of outstanding stock options previously granted under the Stock Option Plans. Such options were exercised at a price of $0.17 per share. On January 26, 2000, Patrick J. Lee, the Company's Senior Vice President of Sales and Marketing, sold 20,000 unrestricted shares of Common Stock in the public market at a price of $19.125 per share.

   (b) To the best of the Company's knowledge, each of the Company's executive officers, directors and affiliates who own shares of Common Stock presently intend to tender such shares of Common Stock pursuant to the Offer, except for shares of Common Stock purchasable upon exercise of existing stock options to the extent such existing stock options will be cancelled in exchange for cash payments pursuant to the Merger Agreement as referenced in Item 3 above. Pursuant to the Support Agreements, the Principal Stockholders have agreed to
(i) tender all shares of Common Stock covered thereby into the Offer, (ii) vote such shares in favor of the Merger, (iii) vote such shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and (iv) vote such shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. The shares that are the subject of the Support Agreements represent, in the aggregate, approximately 54% of the outstanding shares of Common Stock (approximately 51% of the shares of Common Stock on a fully diluted basis). See "Support Agreements" under Item 3 above.

Item 7. Purposes of the Transaction and Plans or Proposals

   (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by the Company, any of its subsidiaries, or any other person, or
(iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   (b) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information

   The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits

   The following exhibits are filed herewith:

Exhibit 1 Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the Schedule TO).*

Exhibit 2 Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO).*

Exhibit 3 Agreement and Plan of Merger, dated as of January 21, 2000, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit (d)(1) to the Schedule TO).

Exhibit 4 Form of the Support Agreements, dated as of January 21, 2000, between Parent and each of Thomas R. Davidson, James A. Wolfe and Richard G. Lamb (incorporated by reference to Exhibit (d)(2) to the Schedule
          TO).

Exhibit 5 Confidentiality Agreement, dated as of November 2, 1999, by and between Parent and the Company.

Exhibit 6 Letter to Stockholders of the Company, dated January 28, 2000.*

Exhibit 7 Opinion of Salomon Smith Barney Inc., dated January 21, 2000 (attached hereto as Annex A).*

Exhibit 8 Joint Press Release, dated January 21, 2000, issued by the Company and Parent (incorporated by reference to Exhibit (a)(7) to the Schedule TO).

Exhibit 9 Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Company (incorporated by reference to Exhibits
          3.1 and 3.2 to the Company's Registration Statement on Form 8-A12G filed with the Commission on April 8, 1998 (No. 000-24007)).

Exhibit 10 1993 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A filed with the Commission on May 8, 1998 (No. 333-49651)).

Exhibit 11 1997 Stock Incentive Plan incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 filed with the Commission on April 8, 1998 (No. 333-49651)).

Exhibit 12 1998 Performance Award Plan (incorporated by reference to Exhibit
           10.6 to the Company's Registration Statement on Form S-1/A filed with the Commission on May 8, 1998 (No. 333-49651)).

Exhibit 13 Form of Employee Option Agreement under the Company's 1993 Stock
           Incentive Plan (which agreement is incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 filed with the Commission on April 8, 1998 (No. 333-49651)).

Exhibit 14 Form of Employee Option Agreement under the Company's 1997 Stock
           Incentive Plan (which agreement is incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 filed with the Commission on April 8, 1998 (No. 333-49651)).

Exhibit 15 Form of Employee Option Agreement under the Company's 1998
           Performance Award Plan (which agreement is incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1/A filed with the Commission on May 8, 1998 (No. 333-49651)).

Exhibit 16 Form of Nonqualified Stock Option Agreement under the Company's 1998
           Performance Award Plan (which agreement is incorporated by reference to Exhibit A to Exhibit 10.6 to the Company's Registration Statement on Form S-1/A filed with the Commission on May 8, 1998
           (No. 333-49651)).

Exhibit 17 Form of Indemnification Agreement between the Company and each of the directors and officers of the Company (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 filed with the Commission on April 8, 1998 (No. 333-49651)).

Exhibit 18 Organizational Transition Plan among Parent, the Company and certain senior executives of the Company. (The Company has requested confidential treatment for portions of this Exhibit.)

Exhibit 19 Form of Nonstatutory Stock Option Agreement.
--------
*  Included in copies mailed to stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          BALANCE BAR COMPANY

                                                      James A. Wolfe
                                          By: /s/______________________________
                                             Name: James A. Wolfe
                                             Title:  President and Chief
                                                     Executive Officer

Dated: January 28, 2000

                   [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

                                                                         ANNEX A


January 21, 2000

The Board of Directors
Balance Bar Company
1015 Mark Avenue
Carpinteria, California 93013

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Balance Bar Company ("Balance Bar") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 21, 2000 (the "Merger Agreement"), among Kraft Foods, Inc. ("Kraft"), BB Acquisition, Inc., a wholly owned subsidiary of Kraft ("Sub"), and Balance Bar. As more fully described in the Merger Agreement, (i) Kraft will cause Sub to commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Balance Bar (the "Balance Bar Common Stock") at a purchase price of $19.40 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, Sub will be merged with and into Balance Bar (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Balance Bar Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Balance Bar and certain senior officers and other representatives and advisors of Kraft concerning the business, operations and prospects of Balance Bar. We examined certain publicly available business and financial information relating to Balance Bar as well as certain financial forecasts and other information and data for Balance Bar which were provided to or otherwise discussed with us by the management of Balance Bar. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things; current and historical market prices and trading volumes of Balance Bar Common Stock; the historical and projected earnings and other operating data of Balance Bar; and the capitalization and financial condition of Balance Bar. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Balance Bar. In connection with our engagement, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in the possible acquisition of Balance Bar. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Balance Bar that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Balance Bar as to the future financial performance of Balance Bar. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Balance Bar nor have we made any physical inspection of the properties

The Board of Directors
Balance Bar Company
January 21, 2000
Page 2

or assets of Balance Bar. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Balance Bar or the effect of any other transaction in which Balance Bar might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Salomon Smith Barney Inc. has acted as financial advisor to Balance Bar in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. We have in the past provided services to affiliates of Kraft unrelated to the proposed Merger, for which services we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Balance Bar and affiliates of Kraft for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Balance Bar, Kraft and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Balance Bar in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Balance Bar Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Balance Bar Common Stock (other than Kraft and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ SALOMON SMITH BARNEY INC.

SALOMON SMITH BARNEY INC.